August 20, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549
Attention: Terence O’Brien, Branch Chief, Office of Manufacturing and Construction

RE:    Aegion Corporation
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
File No. 1-35328

Dear Mr. O’Brien:

On behalf of Aegion Corporation (the “Company”), I am writing in response to the comments contained in the letter dated August 7, 2015 (the “Letter”) from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”), filed on March 2, 2015.

We have made every effort to address the observations and recommendations included in the Letter. For your convenience, we have included below in italics the original text of the comments from the Letter followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2014

General

1.	Please correct the File Number on the cover page.

Response: The Company advises the Staff that although its filings with the Commission, including Form 10-K, have been filed on EDGAR under the correct file number 001-35328, the file number listed on the coversheet of Form 10-K inadvertently reflected a prior file number 000-10786 of the Company.

In future filings, the Company will reflect the correct filing number 001-35328.

Management’s Discussion and Analysis, page 34

Results of Operations, page 35

2.
Your MD&A contains minimal disclosure on prospective developments and strategies, and correspondingly sparse discussion of management’s views regarding the trends and uncertainties that have had or that you reasonably expect will have material impacts on your results of operations. We note that you discussed your expectations for each of your segments in your earnings call discussing the fourth quarter of fiscal 2014 and expectations for upstream and midstream pipeline infrastructure and facility maintenance in the accompanying presentation, but did not include information regarding management’s expectations regarding these topics in your MD&A. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K, and please provide appropriate disclosure in future filings.

Response: We acknowledge the Staff’s comment and in future filings will discuss known trends and uncertainties that would be reasonably likely to have a material impact on future operations utilizing Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K as reference. The following illustrates the form of a revised

Securities and Exchange Commission
Mr. Terence O’Brien
August 20, 2015

presentation of these disclosures if such revisions had been incorporated into the Company’s Form 10-K for the year ended December 31, 2014:

Business Outlook
As we look to 2015, the majority of our business is well positioned for stability and growth within the municipal water and wastewater, commercial infrastructure and the United States midstream pipeline and downstream refining end markets. We anticipate that we will be affected by the sharp decline in crude oil prices as 15 to 20 percent of our total revenues are dedicated to the upstream energy market and there may be some exposure to the energy market in Canada. We are also dealing with the consequences of the strong U.S. dollar. In 2014, approximately 30% of our business was outside of the U.S. with about half of that in Canada and a significant amount in Australia. The Canadian dollar and the Australian dollar have both declined significantly over the past couple of months. The headwinds in the Corrosion Protection and Energy Services businesses due to the uncertainty in the oil markets should be offset, to a large degree, by the anticipated 2015 growth in Infrastructure Solutions’ earnings and the estimated annual savings from the realignment and restructuring plan.
The Infrastructure Solutions platform is projected to have a strong year in 2015 for operating income growth, particularly in North America where we expect the bid table to grow by mid-single digits in 2015, indicating favorable market conditions. While revenues compared to 2014 are expected to be down for the International CIPP business, we should eliminate the losses associated in those markets affected by the restructuring. We continue to expect $6 million to $9 million of annual cost savings coming from the restructuring efforts within Infrastructure Solutions. With this backdrop, Infrastructure Solutions is expected to grow revenues and operating income in 2015.
Corrosion Protection anticipates continued pipeline infrastructure investment in 2015 for the midstream oil and gas pipeline market in North America; however, we currently do not have sufficient visibility into the second half of the year, especially with respect to the upstream energy market and the market in Canada. The Corrosion Protection market in Canada is under pressure due to the declining price of oil. This is a critical market for all of our businesses, and customers have already curtailed spending in certain upstream activities. The pipe ordering season in Canada begins during the summer months and the pace of orders will be an important indicator as to whether customers maintain or grow pipeline infrastructure investment for the 2015/2016 winter construction season.
The Energy Services platform expects the downstream market to generate strong results in 2015 as demand and favorable pricing for refined petroleum products are expected to remain robust. Demand in the California San Joaquin Valley, Energy Services’ largest upstream market, is expected to be affected by a reduction in capital and maintenance expenditures. While upstream activity in the Permian Basin has been reduced somewhat in response to lower oil prices, this market remains an opportunity in 2015 as Energy Services builds its presence in the region after receiving its first sizable contract awards in 2014.

3.
Please provide a discussion and analysis of the anticipated future cost savings related to your 2014 Restructuring Plan at both the consolidated and reportable segment levels. Include in this discussion the periods over which cost savings are expected to be realized, the extent to which you have realized the anticipated savings and whether any cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. To the extent actual savings by the plan are not achieved as expected or achieved in periods other than those expected this should also be disclosed. Refer to SAB Topic 5:P.4.

Response: We acknowledge the Staff’s comment and although the Company does not anticipate future material impacts relating to the 2014 Restructuring Plan, to the extent material charges are recorded, the Company would include disclosures in future filings as required by SAB Topic 5:P.4. These discussions would include a summary of cash and non-cash costs incurred, expected future costs and an analysis of future cost savings resulting from the 2014 Restructuring Plan. The Company also advises the staff that it included disclosures required by FASB ASC Topic 420, Exit or Disposal Cost Obligations, in its MD&A on page 27 of its most recent Form 10-Q filing on July 30, 2015, as follows:

“On October 6, 2014, our board of directors approved a realignment and restructuring plan (the “2014 Restructuring”) to improve gross margins and profitability in the long term by exiting low-return businesses and reducing the size and cost of our overhead structure.

Securities and Exchange Commission
Mr. Terence O’Brien
August 20, 2015

The 2014 Restructuring included exiting certain unprofitable international locations for our Insituform business, consolidating Fyfe/Fibrwrap’s global business with Insituform’s global business into the Infrastructure Solutions platform and shutting down certain idle facilities in our Bayou Louisiana coatings operations within out Corrosion Protection platform.
We expect annual cost savings of approximately $11.0 million to be generated from the 2014 Restructuring. Since inception, approximately $8.5 million in annual cost savings has been realized.
As of June 30, 2015, significant progress had been made against all of the aforementioned objectives. Headcount reductions to date total 85, of which 54 occurred in the first six months of 2015. We expect minimal additional headcount reductions to occur throughout the remainder of 2015 as we substantially complete our 2014 Restructuring.
Total pre-tax restructuring charges since inception were $58.7 million ($43.8 million post-tax) and consisted of non-cash charges totaling $47.9 million and cash charges totaling $10.8 million. The non-cash charges of $47.9 million included $22.2 million related to the impairment of certain long-lived assets and definite-lived intangible assets for Bayou’s coating operation in Louisiana, which is reported in our Corrosion Protection reportable segment, and $25.7 million related to inventory obsolescence, impairment of definite-lived intangible assets, allowances for doubtful accounts receivable, currency translation adjustments, write-off of certain other current assets and long-lived assets as well as a legal accrual related to disputed work performed by our European and Asia-Pacific operations, which are reported in our Infrastructure Solutions reportable segment. The cash charges of $10.8 million included employee severance, retention, extension of benefits, employment assistance programs, early lease termination costs and other costs associated with the restructuring of Insituform’s European and Asia-Pacific operations and Fyfe’s worldwide business.
Estimated remaining cash costs to be incurred in 2015 for the 2014 Restructuring are approximately $2.0 million and relate to severance and benefits costs and other restructuring costs. We also expect to incur additional non-cash charges throughout the remainder of 2015, primarily related to potential reversals of cumulative currency translation adjustments, as we conclude our 2014 Restructuring and fully exit these businesses.”

In future filings, the Company intends to also include disclosures related to anticipated future cost savings in its MD&A. The following illustrates the form of a presentation of these disclosures if such presentation had been incorporated into the Company’s Form 10-K for the year ended December 31, 2014:

The 2014 Restructuring Plan is expected to reduce future annual operating costs by approximately $11 million, with approximately $9 million in savings from Infrastructure Solutions and $2 million in savings from Corrosion Protection. The Company expects to achieve these future cost savings by (i) exiting certain unprofitable international locations for the Company’s Insituform business and consolidating the Company’s worldwide Fyfe business with the Company’s global Insituform business, all of which is in the Infrastructure Solutions segment; and (ii) eliminating certain idle facilities in the Company’s Bayou Louisiana operations which is in the Company’s Corrosion Protection segment. See Note 3 to the consolidated financial statements contained in Form 10-K for a detailed discussion regarding the 2014 Restructuring Plan.
Cost savings of approximately $3.5 million were realized as of December 31, 2014, $2.9 million of which was recognized in Infrastructure Solutions and $0.6 million of which was recognized in Corrosion Protection.

Critical Accounting Policies, page 47

4.
We note the critical accounting policy related to goodwill. You state on page 53 that during your assessment of your reporting units as of the annual impairment testing date, four reporting units had a fair value in excess of 30% of their carrying value, two reporting units had a fair value within 10% percent of their carrying value, and one had a fair value below its carrying value. The foregoing accounts for only seven of your nine reporting units. Please tell us and disclose the status of the other two reporting units. In addition, please tell us whether your Europe reporting unit had a fair value substantially in excess of its carrying value. In this regard, we note that for those reporting units whose fair values are not substantially in excess of carrying value, you should disclose the following:

Securities and Exchange Commission
Mr. Terence O’Brien
August 20, 2015

•	A description of the assumptions that drive the estimated fair value.

•
A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response: The Company advises the Staff that during its annual assessment of its reporting units’ fair values in relation to their respective carrying values, four reporting units had a fair value in excess of 30% of their carrying value, two reporting units had a fair value between 10% and 30% of their carrying value, two reporting units had a fair value within 10% of their carrying value, and one had a fair value below its carrying value. The Company advises the Staff that in future filings it will account for all reporting units when disclosing these comparisons.

The Company also advises the Staff that its Europe reporting unit had an excess of fair value in relation to its carrying value of 9.3%. As part of its September 30, 2014 interim goodwill impairment review resulting from the 2014 Restructuring Plan (which the Company considered to be a triggering event), the Company disclosed the following on page 52 of its Form 10-K:

“For the Europe reporting unit, the excess of fair value in relation to its carrying value was 9.3%. The values derived from both the income approach and market approach decreased from the October 1, 2013 analysis, and the fair value in relation to its carrying value declined from the prior year due to exiting certain European operations. The fair value for Europe decreased $8.2 million, or 9.5%, from the prior year analysis. The impairment analysis assumed a weighted average cost of capital of 14.0% and a long-term growth rate of 2.5%. The analysis also included an annual revenue growth rate of approximately 5%, which is slightly below the prior year results and certain cost savings expected to be achieved through the 2014 Restructuring Plan. In addition, projected cash flows were also based, in part, on the successful closure or sale of the Insituform contacting operations in France and Switzerland. In December 2014, we sold the Switzerland operations. If any of these assumptions do not materialize in a manner consistent with our expectations, there is risk of impairment to recorded goodwill.”

As part of its annual impairment assessment at October 1, 2014, the Company reassessed the Europe reporting unit, considering such factors as market conditions and future cash flow projections, and found the September 30, 2014 fair value determination to be a reasonable proxy for use in the annual assessment. As a result, the Company believes the disclosure related to the September 30, 2014 goodwill impairment review meets the requirements of Item 303 of Regulation S-K.

1. Description of the Business, page 65

Purchase Price Accounting, page 67

5.
Please tell us the nature of the pre-acquisition matters that were identified by the Company where a loss is both probable and reasonably estimable. Please provide sufficient information to understand how you determined that these matters were appropriately accounted for in accordance with ASC 805-20-25-18A through 20B.

Response: The Company advises the Staff that in connection with the Brinderson acquisition, certain pre-acquisition matters were identified as liabilities within the measurement period and retroactively applied to the acquisition date on July 1, 2013. The nature of these pre-acquisition matters consisted of certain legal, tax and employee benefits liabilities. As the Company identified or was made aware of uncertainties that related to the pre-acquisition period, the Company engaged third parties to assist management in evaluating the nature of these related exposures and determining a reasonable estimate for each liability as defined by ASC 805-20-25-18A through 20B, if applicable.

During the second quarter of 2014, the Company, in conjunction with internal legal counsel and assistance from third-party advisors, was able to determine that it was probable one or more future events related to the pre-acquisition ma

Securities and Exchange Commission
Mr. Terence O’Brien
August 20, 2015

tters noted above would occur and losses were reasonably estimable. As such, the Company increased goodwill by $14.5 million and adjusted its purchase price accounting retroactively to the acquisition date, July 1, 2013.

The $14.5 million pre-acquisition liability includes the following:

•
Reserve totaling $9.0 million related to purported class action lawsuits filed in California against Brinderson L.P. and its affiliates alleging, among other things, failure to pay for hours worked, failure to pay for meetings and training time, failure to pay minimum wages, failure to pay all wages due and owing at termination, failure to provide meal and rest periods, failure to indemnify, improper competition, improper wage statements and recovery under the California Private Attorney General Act. Plaintiffs in the legal actions seek to represent classes of current and former employees of Brinderson L.P. and/or its affiliates who worked in California after 2008. The lawsuits were filed after July 1, 2013, but the claims relate back to 2009. The Company, in conjunction with internal and third-party legal counsel, determined that there was not sufficient evidence to support a contingency loss reserve as of December 31, 2013. The Company continued to gather information as part of the legal discovery process and made appropriate reassessments at each subsequent reporting period. In the second quarter of 2014 and during the measurement period, the Company, in conjunction with internal and third-party legal counsel, determined that while the Company is vigorously defending these lawsuits, a contingency loss related to the class action lawsuits was both probable and estimable. As such, the Company recorded a loss contingency in the second quarter of 2014.

•
Reserve for several other legal, tax and employee benefits matters totaling $5.5 million related to contingencies that existed prior to the acquisition of Brinderson. The most significant of which includes reserves related to certain 401(k) matters and certain tax withholding matters. During the Brinderson acquisition due diligence process, the Company identified certain compliance issues related to the operation of the Brinderson, L.P. 401(k) Profit Sharing Plan and/or the Brinderson Craft Employees Retirement Savings Plan (collectively, the “401(k) Plan”). While the compliance issues were identified during due diligence, the Company was unable to quantify the exposure with reasonable certainty until the second quarter of 2014. The Company worked with external legal counsel and the 401(k) Plan’s service provider to develop the estimate. The amount of the reserve established was related to the then estimated cost for the remedial actions necessary to maintain the qualified status of the 401(k) Plan. Brinderson filed a submission with the Internal Revenue Service (the “IRS”) under its Voluntary Correction Program (“VCP”) regarding the proposed remedial actions. In April 2015, the IRS approved Brinderson’s VCP submission. Additionally, and following the closing of the Brinderson acquisition, the Company identified certain tax compliance issues at Brinderson related to periods prior to the closing. The Company, in conjunction with third-party advisors, determined that there was not sufficient evidence to support a contingency loss reserve as of December 31, 2013. The Company continued to gather information and made appropriate reassessments at each subsequent reporting period; however, the Company was unable to quantify the exposure with reasonable certainty. In the second quarter of 2014 and during the measurement period, the Company, in conjunction with third-party advisors, determined that a contingency loss related to the tax matters was both probable and estimable. As such, the Company recorded a loss contingency in the second quarter of 2014.

Any future material adjustments to the current loss reserves will be recorded in the Company’s Consolidated Statements of Operations and be disclosed in the Company’s quarterly or annual reports, as applicable.

6.
We note that during the fourth quarter of 2014, the Company finalized the settlement of negotiated working capital for the Brinderson acquisition as well as escrow claims made pursuant to the purchase agreement. As a result of the settlement, the Company received proceeds of approximately $5.5 million, $1.0 million of which was recorded as a purchase price adjustment related to working capital and the remaining $4.5 million was recorded as an offset to operating expense. Please explain to us: i) the nature of the escrowed claims made pursuant to the purchase agreement; ii) how the settlement amount was determined; and iii) your accounting basis for recording $1.0 million as a purchase price adjustment and $4.5 million as an offset to operating expense. Refer to ASC 805-10-25-13 through 19.

Securities and Exchange Commission
Mr. Terence O’Brien
August 20, 2015

Response: The Company advises the Staff that a final settlement agreement related to the Brinderson acquisition was entered into by the Company and the sellers on December 24, 2014. This settlement occurred after the measurement period, which ended on June 30, 2014, and was evaluated in accordance with ASC 805-10-25-13 through 19.

As part of the settlement agreement, the Company received $5.5 million in cash that was previously held in escrow related to the following:

•
A working capital adjustment, in the amount of $1.0 million, for the final negotiated settlement of minimum working capital requirements included as part of the purchase agreement. While the settlement occurred after the measurement period, the Company recorded the settlement proceeds of $1.0 million as a purchase price adjustment because the minimum working capital adjustment was included in the purchase agreement and was intended to directly impact the purchase price.

•
A settlement, in the amount of $4.5 million, primarily for various claims made by the Company against the Brinderson sellers related to breaches of representations and warranties in the purchase agreement. The settlement of these claims did not directly impact the purchase price and occurred after the measurement period. As such, the Company recorded the settlement proceeds of $4.5 million in the Company’s Consolidated Statements of Operations.

3. Restructuring, page 79

7.
With reference to ASC 420-10-45-3 and ASC 420-10-S99-1, please address the appropriateness of including $1.7 million of your restructuring-related costs in Other expense for the year ended December 31, 2014. Please also address this comment as it relates to the $2.7 million restructuring-related costs incurred during the three months ended March 31, 2015, which are also reflected in Other expense.

Response: The Company advises the Staff that restructuring-related costs included in Other expense for the year ended December 31, 2014 primarily included a $0.5 million loss on the sale of Ka-te Insituform AG, the Company’s cured-in-place pipe contracting operation in Switzerland, and a $1.0 million release of cumulative currency translation adjustments in accordance with ASC 830-20-35-3 through 4 and ASC 830-20-40-1. Other expense for the quarter ended March 31, 2015 primarily included a $2.8 million loss on the sale of Video Injection - Insituform SAS, the Company’s cured-in-place pipe contracting operation in France.

The Company advises the Staff that this treatment is consistent with its historical presentation and classification of non-restructuring matters and in accordance with S-X 5-03(7) and (9).

Form 8-K filed March 3, 2015

Exhibit 99.1

Consolidated Highlights, page 6

8.
While we note that you have indicated at the beginning of your discussion that amounts exclude pre-tax charges for restructuring and acquisition-related expenses, your use of GAAP terminology such as gross profit and operating expenses may be confusing to investors. Please appropriately label such measures to convey they are not measures prepared in accordance with GAAP. Refer to Item 10(e)(1)(ii)(e) of Regulation S-K.

Response: The Company advises the Staff that in future filings the Company will clearly label and identify any non-GAAP measure as “adjusted” in earnings releases, investor presentations and other communications subject to Regulation G to limit the possibility of confusion (i.e. adjusted gross profit, adjusted operating expense, adjusted operating income, etc.). In addition, in future filings, the Company intends to disclose a summary statement clearly defining the adjusted measures. The following illustrates the form of a revised presentation of this statement if such revisions had been incorporated into Exhibit 99.1 of the Company’s Form 8-K filed March 3, 2015:

Securities and Exchange Commission
Mr. Terence O’Brien
August 20, 2015

Consolidated Highlights
Fourth Quarter 2014 versus Fourth Quarter 2013
(The Company reports results on a GAAP and adjusted (Non-GAAP) basis. Adjusted measures exclude pre-tax charges for restructuring, impairment and unusual items in the current quarter and acquisition-related expenses in both periods. Adjusted measures are reconciled to the most directly comparable GAAP measures later in this release.)

Pursuant to your request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (636) 530-8033 if we can be of further assistance. We thank you in advance for your customary courtesies.

Very truly yours,

AEGION CORPORATION

/s/ David A. Martin

David A. Martin
Executive Vice President and Chief Financial Officer